Exhibit 1

XOMA Appoints John Varian to Board of Directors

BERKELEY, Calif., December 11, 2008 – XOMA Ltd. (Nasdaq:XOMA), a leader in the discovery and development of antibody therapeutics, announced today the addition of John Varian to its Board of Directors. Varian currently serves as the Chief Operating Officer and Chief Financial Officer of Aryx Therapeutics, a biopharmaceutical company focused on the development of drugs designed to eliminate safety issues with well-established, commercially successful drugs.

“John brings over twenty-five years of finance and operations experience to XOMA’s Board, and his experience in helping companies raise capital and negotiate successful alliances and acquisitions will complement the background of our other Directors,” said Steve Engle, CEO of XOMA. “We look forward to collaborating with John as we push forward with our efforts in developing XOMA 052, creating new collaborations and license agreements and broadening our biodefense capabilities.”

Mr. Varian has served as Chief Operating Officer of Aryx Therapeutics since December 2003 and as its Chief Financial Officer since April 2006.  Prior to joining Aryx Therapeutics, Varian was the CFO of Genset S.A., where he was a key member of the team negotiating the company’s sale to Serono S.A. in 2002.  From October 1998 to April 2000, Varian served as Senior Vice President, Finance and Administration of Elan Pharmaceuticals, Inc., joining the company as part of its acquisition of Neurex Corporation.  Prior to the acquisition, he served as Neurex Corporation’s CFO from June 1997 until October 1998. From 1991 until 1997, Varian served as the VP Finance and CFO of Anergen Inc. Varian was an Audit Principal / Senior Manager at Ernst & Young from 1987 until 1991 where he focused on life sciences. He is a founding member of the Bay Area Bioscience Center and a former chairman of the Association of Bioscience Financial Officers International Conference. Varian received a B.B.A. degree from Western Michigan University.

About XOMA
XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA's proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA's technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA(r) (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA's proprietary Human Engineering(tm) and bacterial cell expression and manufacturing technologies. Bacterial cell expression (BCE) is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of 335 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein relating to product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

Contacts:

Media & Investors Contact:
Carolyn Hawley
Porter Novelli Life Sciences for XOMA
619-849-5375
chawley@pnlifesciences.com